UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended June 30, 2011

Commission File Number:  001-35123

GOLAR LNG PARTNERS LP

(Translation of registrant’s name into English)

Par-la-Ville Place,
14 Par-la-Ville Road,
Hamilton,
HM 08,
Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ☐ No ☒.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ☐ No ☒.

GOLAR LNG PARTNERS LP

REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED JUNE 30, 2011

INDEX

PAGE

Financial Statements (Unaudited)

Unaudited Condensed Consolidated and Combined Carve-Out Statements of Income for the three months and the six months ended June 30, 2011 and 2010	3

Unaudited Condensed Consolidated and Combined Carve-Out Statements of Comprehensive Income for the three months and the six months ended June 30, 2011 and 2010	4

Unaudited Condensed Consolidated and Combined Carve-Out Balance Sheets as of June 30, 2011 and December 31, 2010	5

Unaudited Condensed Consolidated and Combined Carve-Out Statements of Cash Flows for the six months ended June 30, 2011 and 2010	6

Unaudited Condensed Consolidated and Combined Carve-Out Statements of Changes in Partners’ Capital/Owner’s Equity for the six months ended June 30, 2011	7

Notes to the Unaudited Condensed Consolidated and Combined Carve-Out Financial Statements	8

Management’s Discussion and Analysis of Financial Condition and Results of Operations	18

Quantitative and Qualitative Disclosures About Market Risk	32

SIGNATURES	37

Golar LNG Partners LP

UNAUDITED CONDENSED CONSOLIDATED AND COMBINED CARVE-OUT STATEMENTS OF INCOME

	Three months ended June 30,		Six months ended June 30,
(in thousands, except for per unit amounts)	2011	2010	2011	2010

Operating revenues	$39,518	$38,029	$77,407	$75,835

Vessel operating expenses	6,858	5,789	13,427	11,627
Voyage expenses	115	38	153	203
Administrative expenses	807	1,184	2,318	2,280
Depreciation and amortization	6,349	5,974	12,597	12,201
Total operating expenses	14,129	12,985	28,495	26,311

Operating income	25,389	25,044	48,912	49,524

Financial income (expenses)
Interest income	280	704	638	1,343
Interest expense	(3,026)	(3,598)	(6,081)	(7,034)
Other financial items	(6,616)	(7,179)	(5,615)	(12,002)
Net financial expenses	(9,362)	(10,073)	(11,058)	(17,693)
Income before taxes and non-controlling interests	16,027	14,971	37,854	31,831
Taxes	(399)	(298)	(766)	(603)
Net income	15,628	14,673	37,088	31,228
Net income attributable to non-controlling interests	(2,506)	(2,490)	(4,885)	(4,677)
Net income attributable to Golar LNG Partners LP Owners	13,122	12,183	32,203	26,551
General partner’s interest in net income	262	244	644	531
Limited partners’ interest in net income	12,860	11,939	31,559	26,020

Earnings per unit (See note 8):
Common unit (basic and diluted)	$0.39	$0.39	$0.81	$0.77
Subordinated unit (basic and diluted)	$0.25	$0.19	$0.81	$0.51
General Partner unit (basic and diluted)	$0.33	$0.31	$0.81	$0.67

The accompanying notes are an integral part of these condensed consolidated and combined carve-out interim financial statements.

Golar LNG Partners LP

UNAUDITED CONDENSED CONSOLIDATED AND COMBINED CARVE-OUT STATEMENTS OF COMPREHENSIVE INCOME

	Three months ended June 30,		Six months ended June 30,
	2011	2010	2011	2010

Net income	$15,628	$14,673	$37,088	$31,228

Other comprehensive (loss) income:
Unrealized net (loss) gain on qualifying cash flow hedging instruments	(488)	(1,716)	496	(2,781)
Other comprehensive (loss) income	(488)	(1,716)	496	(2,781)
Comprehensive income	15,140	12,957	37,584	28,447

Comprehensive income attributable to:

Partners’ capital/ Owner’s equity in Golar LNG Partners LP	$12,634	$10,467	$32,699	$23,770
Non-controlling interest	2,506	2,490	4,885	4,677
	15,140	12,957	37,584	28,447

The accompanying notes are an integral part of these condensed consolidated and combined carve-out interim financial statements.

Golar LNG Partners LP

UNAUDITED CONDENSED CONSOLIDATED AND COMBINED CARVE-OUT BALANCE SHEETS

(in thousands)	At June 30, 2011	At December 31, 2010
ASSETS
Short-term
Cash and cash equivalents	$45,375	$29,341
Restricted cash and short-term investments	15,277	16,492
Other current assets	2,558	2,142
Long-term
Restricted cash	146,853	140,970
Vessels and vessels under capital leases, net	702,453	715,653
Other long-term assets	4,625	16,468
Total assets	917,141	921,066

LIABILITIES AND EQUITY
Short-term
Current portion of long-term debt	34,375	33,381
Current portion of obligations under capital leases	3,231	3,113
Other current liabilities	56,324	60,690
Amounts due to related parties	630	369
Long-term
Long-term debt	278,991	296,432
Obligations under capital leases	274,623	268,380
Other long-term liabilities	19,468	46,643
Total liabilities	667,642	709,008
Equity
Owners’ equity	—	156,588
Partners’ capital:
Common unitholders	188,205	—
Subordinated unitholders	3,503	—
General partner interest	3,912	—
Total Partners’ capital	195,620	—
Accumulated other comprehensive income	(5,476)	—
Non-controlling interest	59,355	55,470

Total liabilities and equity	$917,141	$921,066

The accompanying notes are an integral part of these condensed consolidated and combined carve-out interim financial statements.

Golar LNG Partners LP

UNAUDITED CONDENSED CONSOLIDATED AND COMBINED CARVE-OUT STATEMENTS OF CASHFLOWS

	Six months ended June 30,
(in thousands)	2011	2010
OPERATING ACTIVITIES
Net income	$37,088	$31,228
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	12,597	12,201
Amortization of deferred charges	232	215
Trade accounts receivable	(342)	(904)
Inventories	15	9
Prepaid expenses, accrued income and other assets	(485)	(370)
Amount due from/to related companies	261	(7,090)
Trade accounts payable	(470)	1,202
Accrued expenses	(1,252)	(3,568)
Unrealized foreign exchange loss(gain)	3,614	(9,681)
Interest element included in obligations under capital leases	376	487
Other current liabilities	(1,858)	11,052
Net cash provided by operating activities	49,776	34,781

INVESTING ACTIVITIES
Additions to vessels and equipment	—	(662)
Restricted cash and short-term investments	(499)	1,596
Net cash (used in) provided by investing activities	(499)	934

FINANCING ACTIVITIES
Repayments of obligations under capital leases	(1,797)	(1,814)
Repayments of long-term debt	(16,447)	(15,533)
Non-controlling interest dividend	(1,000)	(520)
Repayments of owner’s funding	(13,999)	(22,335)
Net cash used in financing activities	(33,243)	(40,202)
Net increase (decrease) in cash and cash equivalents	16,034	(4,487)
Cash and cash equivalents at beginning of period	29,341	26,870
Cash and cash equivalents at end of period	45,375	22,383

The accompanying notes are an integral part of these condensed consolidated and combined carve-out interim financial statements.

Golar LNG Partners LP

UNAUDITED CONSOLIDATED AND COMBINED CARVE-OUT STATEMENTS OF CHANGES IN PARTNERS’ CAPITAL/ OWNER’S EQUITY

	Owner’s	Partners’ capital			Accumulated Other	Total before Non-	Non-	Total Partners Capital/
(in thousands)	Invested Equity	Common Units	Subordinated Units	General Partner	Comprehensive loss	Controlling Interest	Controlling Interest	Owner’s Equity

Combined Balance at December 31, 2010	$156,588	—	—	—	—	$156,588	$55,470	$212,058

Combined carve-out net income (Jan 1 to April 12, 2011)	20,741	—	—	—	—	20,741	2,709	23,450

Combined carve-out other comprehensive income – cash flow hedges	984	—	—	—	—	984	—	984

Non-controlling interest dividend	—	—	—	—	—	—	(1,000)	(1,000)

Movement in invested equity	(13,999)	—	—	—	—	(13,999)	—	(13,999)

Combined Balance at April 12, 2011	164,314	—	—	—	—	164,314	57,179	221,493

Elimination of equity not transferred to the Partnership (note 2)	14,856	—	—	—	—	14,856	—	14,856

Allocation of partnership capital to unit holders	(179,170)	180,475	—	3,683	(4,988)	—	—	—

Net income	—	7,730	3,503	229	—	11,462	2,176	13,638

Other comprehensive income -cash flow hedges	—	—	—	—	(488)	(488)	—	(488)

Consolidated Balance at June 30, 2011	—	188,205	3,503	3,912	(5,476)	190,144	59,355	249,499

The accompanying notes are an integral part of these condensed consolidated and combined carve-out interim financial statements.

Golar LNG Partners LP

Notes to Unaudited Condensed Consolidated and Combined Carve-Out Financial Statements

1.             GENERAL

Golar LNG Partners LP (the “Partnership”) was formed as an indirect wholly-owned subsidiary of Golar LNG Limited (“Golar”) in September 2007 under the laws of the Marshall Islands for the purpose of acquiring the interests in wholly-owned and partially owned subsidiaries of Golar.

In November 2008, Golar transferred to the Partnership interests in certain of its wholly-owned and partially owned subsidiaries that owned a 60% interest in a liquefied natural gas (“LNG”) carrier, the Golar Mazo, and which leased the LNG carrier, the Methane Princess, and the floating storage and regasification unit (“FSRU”), the Golar Spirit.  During April 2011, Golar contributed to the Partnership the shares of a subsidiary which leased the FSRU, the Golar Winter.

During April 2011, the Partnership completed its initial public offering (“IPO”).  In connection with the IPO, (i) the Partnership issued to Golar 23,127,254 common units and 15,949,831 subordinated units, representing a 98% limited partner interest in the Partnership; (ii) the Partnership issued to Golar GP LLC, a wholly-owned subsidiary of Golar and the general partner of the Partnership (the “General Partner”), a 2% general partner interest in the Partnership and 81% of the Partnership’s incentive distribution rights (“IDRs”); (iii) the Partnership issued to Golar LNG Energy Limited, a subsidiary of Golar (“Golar Energy”), 19% of the IDRs; (iv) Golar sold 13,800,000 common units to the public in the IPO and received gross proceeds of $310.5 million, all as further described in Note 3.

The transfers and contributions of the subsidiaries holding interests in the Golar Mazo, the Methane Princess, the Golar Spirit in November 2008 and the Golar Winter in April 2011 from Golar to the Partnership are deemed to be a reorganization of entities under common control. As a result, these transactions have been recorded by the Partnership at Golar’s historical book values. Accordingly, prior to April 13, 2011 (the closing date of the IPO), Golar LNG Partners LP and its subsidiaries that have interests in four vessels, the Golar Mazo, the Methane Princess, the Golar Spirit and the Golar Winter (“Initial Fleet”), are collectively referred to as the “Combined Entity”. As of June 30, 2011, the Partnership operates a fleet of two FSRUs and two LNG carriers.  The Partnership’s LNG carriers, the Methane Princess and the Golar Mazo, operate under long-term charter contracts with expiration dates in 2024 and 2017, respectively. The FSRUs, the Golar Spirit and the Golar Winter, operate under long term charter contracts with expiration dates in 2018 and 2019, respectively. The Partnership has a 100% interest in the Methane Princess, the Golar Spirit and the Golar Winter and has a 60% interest in the Golar Mazo.

2.             ACCOUNTING POLICIES

Basis of accounting

The accompanying condensed consolidated and combined interim financial statements are prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). The footnotes are condensed as permitted by the requirements for interim financial statements and, accordingly, do not include all of the information and disclosures required under U.S. GAAP for complete financial statements. These condensed consolidated and combined interim financial statements should be read in conjunction with the Partnership’s audited combined financial statements for the year ended December 31, 2010, included in the Partnership’s Registration Statement on Form F-1 for the IPO which was declared effective by the United States Securities and Exchange Commission on April 7, 2011) (the “Registration Statement”).

As of April 13, 2011, the financial statements of the Partnership as a separate legal entity are presented on a consolidated basis. Prior to April 13, 2011, the results of operations, cash flow and balance sheet have been carved out of the consolidated financial statements of Golar and therefore are presented on a combined carve-out basis. The Combined Entity’s historical combined financial statements include assets, liabilities, revenues, expenses and cash flows directly attributable to the Partnership’s interests in the four vessels in the Initial Fleet.  Accordingly, the historical combined carve-out interim financial statements prior to April 13,

2011 reflect allocations of certain expenses, including that of administrative expenses including share options and pension costs, mark-to-market of interest rate and foreign currency swap derivatives. The basis for the allocations are described in note 2 of the audited combined financial statements for the year ended December 31, 2010 contained in the Registration Statement. These allocated costs have been accounted for as an equity contribution in the combined balance sheets. Allocated costs (income) included in the accompanying condensed consolidated and combined statements of income are as follows:

	Three months ended June 30		Six months ended June 30
(in thousands)	2011	2010	2011	2010
Administrative expenses	—	$1,167	$1,357	$1,985
Other financial items	—	1,980	(851)	4,955

For the three month and six month period ended June 30, 2011, the above table includes allocated costs for the period prior to April 13, 2011, representing the period prior to the Partnership becoming a publicly listed entity.

Included in the Combined Entity’s equity prior to April 13, 2011, are amounts (net liabilities of $14.9 million) relating to certain assets and liabilities of the Golar Spirit that were carved out as they were readily separable and identifiable within the books of Golar. However, these amounts have been retained by Golar and have not been transferred to the Partnership and therefore have been eliminated from the Partnership’s opening equity position as of April 13, 2011. Details of the net liabilities eliminated are as follows:

(in thousands)
Balance Sheet captions:
Other non-current assets	$12,007
Other long-term liabilities	(26,863)
14,856

Management has deemed the related allocations reasonable to present the financial position, results of operations, and cash flows of the Combined Entity on a stand-alone basis. In the opinion of management these condensed consolidated and combined interim financial statements reflect all adjustments, of a normal recurring nature, necessary to present fairly in all material respects, the Partnership’s condensed consolidated and combined interim financial statements for the three and six month periods ended June 30, 2011. However, the financial position, results of operations and cash flows of the Combined Entity as presented may differ from those that would have been achieved had the Partnership operated autonomously for all periods presented as the Partnership would have had additional administrative expenses, including legal, accounting, treasury and regulatory compliance and other costs normally incurred by a listed public entity. Accordingly, the comparative historical condensed consolidated and combined interim financial statements for the three and six month periods ended June 30, 2011 do not purport to be indicative of the future financial position, results of operations or cash flows of the Partnership.

Significant accounting policies

The accounting policies adopted in the preparation of the condensed consolidated and combined interim financial statements are consistent with those followed in the preparation of the Partnership’s audited combined financial statements for the year ended December 31, 2010 as contained in the Registration Statement.

3.             FORMATION TRANSACTIONS AND INITIAL PUBLIC OFFERING

During April 2011, the following transactions in connection with the transfer of the interests in the Golar Winter and the subsequent IPO occurred:

Capital contribution

(i)            Golar contributed to the Partnership its 100% interest in the subsidiary which leases the Golar Winter. This has been accounted for as a capital contribution by Golar to the Partnership. However, for the purpose of the historical combined financial statements, the net assets of the Golar Winter are included in the combined balance sheet as of December 31, 2010.

Recapitalization of the Partnership

(ii)           The Partnership issued to Golar 23,127,574 common units and 15,949,831 subordinated units, representing a 98% limited partner interest in the Partnership, in exchange for Golar’s existing 98% limited partner interest in the Partnership;

(iii)          The Partnership issued 797,492 general partner units to the General Partner, representing a 2% general partner interest in the Partnership, and 81% of the IDRs. The remaining 19% of the IDRs were issued to Golar Energy. The IDRs entitle the holder to increasing percentages of the cash the Partnership distributes in excess of $0.4428 per unit per quarter; and

Initial Public Offering (secondary offering by Golar)

(iv)          In the IPO, Golar sold 13.8 million common units of the Partnership to the public at a price of $22.50 per unit, raising gross proceeds of $310.5 million. 1.8 million of the common units were sold pursuant to the exercise of the overallotment option granted to the underwriters. Expenses relating to the IPO were borne by Golar.

Agreements

In connection with the IPO, the Partnership entered into several agreements including:

•              A management and administrative services agreement with Golar Management Limited, a subsidiary of Golar (“Golar Management”), pursuant to which Golar Management agreed to provide certain management and administrative services to the Partnership;

•              A $20.0 million revolving credit agreement with Golar; and

•              An Omnibus Agreement with Golar, the General Partner and others governing, among other things:

•       To what extent the Partnership, Golar may compete with each other;

•       The Partnership’s option to purchase an FSRU, the Golar Freeze, from Golar at any time within 24 months from the date of completion of the IPO upon reaching an agreement with Golar regarding its purchase price;

•       The Partnership’s option to purchase an LNG carrier, the Khannur, from Golar upon completion of its FSRU retrofitting and acceptance by its charterer and upon reaching an agreement with Golar regarding its purchase price;

•       Certain rights of first offer on certain FSRUs and LNG carriers operating under charters for five or more years; and

•       The provision of certain indemnities to the Partnership by Golar.

4.             RECENTLY ISSUED ACCOUNTING STANDARDS

In January 2010, the Financial Accounting Standards Board (“FASB”) issued authoritative guidance that changes the disclosure requirements for fair value measurements using significant unobservable inputs (Level 3). The updated guidance requires that Level 3 disclosures present information about purchases, sales, issuances and settlements on a gross basis.  The disclosure requirements for the treatment of purchases, sales, issuances and settlements in the roll forward of activity in Level 3 fair value measurements are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years.  The Partnership adopted the guidance in the first quarter of 2011, which did not have a material impact on the Partnership’s consolidated or combined financial statements.

In December 2010, the FASB amended guidance on business combinations which requires a public entity to disclose pro forma information for business combinations that occurred in the current reporting period.  The disclosures include pro forma revenue and earnings of the combined entity for the current reporting period as though the acquisition date for all business combinations that occurred during the year had been as of the beginning of the annual reporting period, and when comparative financial statements are presented, the pro forma revenue and earnings of the combined entity for the comparable prior reporting period should be reported as though the acquisition date for all business combinations that occurred during the current year had been as of the beginning of the comparable prior annual reporting period.  The guidance was effective for annual reporting periods beginning on or after December 15, 2010. The adoption of this guidance did not have a material impact on the Partnership’s consolidated financial position, results of operations or cash flows.

In April 2011, the FASB issued authoritative guidance to clarify when a modification or restructuring of a receivable constitutes a troubled debt restructuring. In evaluating whether such a modification or restructuring constitutes a troubled debt restructuring, a creditor must separately conclude that two conditions exist: (1) the modification or restructuring constitutes a concession and (2) the debtor is experiencing financial difficulties. The guidance will be effective for our interim and annual reporting periods beginning after June 15, 2011. The adoption of this newly issued guidance is not expected to have a material impact on the Partnership’s consolidated financial statements.

In May 2011, the FASB amended existing guidance to achieve consistent fair value measurements and to clarify certain disclosure requirements for fair value measurements. The new guidance includes clarification about when the concept of highest and best use is applicable to fair value measurements, requires quantitative disclosures about inputs used and qualitative disclosures about the sensitivity of fair value measurements using unobservable inputs (Level 3 in the fair value hierarchy), and requires the classification of all assets and liabilities measured at fair value in the fair value hierarchy (including those assets and liabilities which are not recorded at fair value but for which fair value is disclosed). The guidance will be effective for our interim and annual reporting periods beginning after December 15, 2011. The Partnership is evaluating the impact of the adoption of this newly issued guidance but does not expect it to have a material impact on its consolidated financial statements.

In June 2011, the FASB amended guidance on the presentation of comprehensive income in financial statements.  The new guidance allows entities to present components of net income and other comprehensive income in one continuous statement, referred to as the statement of comprehensive income, or in two separate but consecutive statements, and removes the current option to report other comprehensive income and its components in the statement of changes in equity.  Under the two-statement approach, an entity is required to present components of net income and total net income in the statement of net income.  The amendments in this update do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income.  The amendments in this update are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. The Partnership is evaluating the impact of the adoption of this guidance but does not expect it to have a material impact on its consolidated financial statements.

5.             SEGMENTAL INFORMATION

The Partnership has not presented segmental information as the Partnership considers that it operates in one reportable segment, the LNG carrier and FSRU market. During 2010 and the six months ended June 30, 2011, the Partnership’s fleet operated under time charters and in particular with three charterers, Petrobras,

Pertamina and BG Group plc. In time charters, the charterer, not the Partnership, controls the choice of which routes the Partnership’s vessel will serve. These routes can be worldwide. Accordingly, the Partnership’s management, including the chief operating decision makers, does not evaluate the Partnership’s performance either according to customer or geographical region.

For the three and six month periods ended June 30, 2011 and 2010, revenues from the following customers accounted for over 10% of the Partnership’s consolidated and combined revenues:

	Three months ended June 30,				Six months ended June 30,
(in thousands of $)	2011		2010		2011		2010
Petrobras	$23,611	60%	$22,457	59%	$46,010	59%	$44,997	59%
Pertamina	9,704	25%	9,326	25%	18,986	25%	18,415	24%
BG Group plc	6,203	15%	6,246	16%	12,411	16%	12,423	16%

6.             DEBT     AND OBLIGATIONS UNDER CAPITAL LEASES

As of June 30, 2011 and December 31, 2010, the Partnership had total long-term debt outstanding of $313.4 million and $329.8 million, respectively.

The Partnership’s capital lease obligations as at June 30, 2011, and December 31, 2010, were $277.9 million and $271.5 million, respectively.

7.             FINANCIAL INSTRUMENTS

Fair values

The Partnership recognizes its fair value estimates using a fair value hierarchy based on the inputs used to measure fair value. The fair value hierarchy has three levels based on reliability of inputs used to determine fair value as follows:

Level 1: Quoted market prices in active markets for identical assets and liabilities.

Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.

Level 3: Unobservable inputs that are not corroborated by market data.

The carrying value and estimated fair value of the Partnership’s financial instruments at June 30, 2011 and December 31, 2010 are as follows:

		At June 30, 2011		At December 31, 2010
(in thousands of $)	Fair value Hierarchy	Carrying Value	Fair Value	Carrying Value	Fair Value
Non-Derivatives:
Cash and cash equivalents	Level 1	$45,375	$45,375	$29,341	$29,341
Restricted cash and short-term investments	Level 1	162,130	162,130	157,462	157,462
Long-term debt — floating (1)		313,366	313,366	329,813	329,813
Obligations under capital leases (1)		277,854	277,854	271,493	271,493

Derivatives:
Interest rate swaps liability (2)	Level 2	18,256	18,256	15,077	15,077
Foreign currency swaps liability (2)	Level 2	23,469	23,469	26,784	26,784

(1)   The fair value hierarchy is only applicable to each financial instrument on the consolidated and combined balance sheets that are recorded at fair value on a recurring basis.

(2)   These liabilities are classified in “other current liabilities” in the consolidated and combined balance sheets.

The carrying value of cash and cash equivalents, which are highly liquid, is considered to be a reasonable estimate of fair value.

The estimated fair value for restricted cash and short-term investments is considered to be equal to the carrying value since they are placed for periods of less than six months.  The estimated fair value for long-term restricted cash is considered to be equal to the carrying value since it bears variable interest rates, which are reset on a quarterly basis.

The estimated fair value for floating long-term debt is considered to be equal to the carrying value since it bears variable interest rates, which are reset on a quarterly or six monthly basis.

The estimated fair values for obligations under capital leases are considered to be equal to the carrying value since they bear interest at rates which are reset on a quarterly basis.

The fair value of the Partnership’s derivative instruments is the estimated amount that the Partnership would receive or pay to terminate the agreements at the reporting date, taking into account current interest rates, foreign exchange rates, closing quoted market prices and the creditworthiness of the Partnership and its swap counterparties.

8.             RELATED PARTY TRANSACTIONS

Historically, the Combined Entity was an integrated part of Golar. As such, the Bermudan and London office locations of Golar have provided general and corporate management services for the Combined Entity as well as other Golar entities and operations. Consequently, for the periods prior to April 13, 2011 for the purpose of the Combined Entity’s statement of income these include allocations for administrative expenses and other financial items as described in note 2.

On March 30, 2011, the Partnership entered into a management and administrative services agreement with Golar Management, a wholly-owned subsidiary of Golar, pursuant to which Golar Management will provide to the Partnership certain management and administrative services. The services provided by Golar Management are charged at cost plus a management fee equal to 5% of Golar Management’s costs and expenses incurred in connection with providing these services. The Partnership may terminate the agreement by providing 120 days written notice. Management fees incurred by the Partnership under this agreement were $0.5 million for the period from April 13, 2011 to June 30, 2011.

Prior to the IPO, Golar and certain of its affiliates charged ship management fees to the Partnership for the provision of technical and commercial management of the vessels. After the IPO, the agreements governing the commercial and technical management of the Initial Fleet remained in place. Each of the Partnership’s vessels is subject to management agreements pursuant to which certain commercial and technical management services are provided by certain affiliates of Golar, including Golar Management and Golar Wilhelmsen AS (“Golar Wilhelmsen”), a company that is owned 51% by Golar and 49% by Wilhelmsen Ship Management (Norway) AS. The total amount charged to the Partnership under these agreements was $0.6 million and $1.3 million for the three and six month period ended June 30, 2011, respectively and $0.6 million and $1.0 million for the three and six month period ended June 30, 2010, respectively.

Receivables (payables) from related parties

Balances with related parties consisted of the following:

(in thousands of $)	At June 30, 2011	At December 31, 2010
Trading balances due to Golar and affiliates	$(630)	$(369)

Receivables and payables with related parties comprise primarily of unpaid management fees, advisory and administrative services.  In addition, certain receivables and payables arise when the Partnership pays an invoice on behalf of a related party and vice versa.  Receivables and payables are generally settled quarterly in arrears.

Trading balances due to Golar and its affiliates are unsecured, interest-free and intended to be settled in the ordinary course of business. They primarily relate to recharges for trading expenses paid on behalf of the Partnership including ship management and administrative service fees due to Golar.

Faraway Maritime Shipping Co., which is 60% owned by the Partnership and 40% owned by China Petroleum Corporation (“CPC”), paid dividends of $nil and $2.5 million during the three and six month period ended June 30, 2011, respectively and $nil and $1.3 million for the three and six month period ended June 30, 2010, respectively.

$20 million revolving credit facility

On April 13, 2011, the Partnership entered into a $20.0 million revolving credit facility with Golar.  The facility matures in December 2014 and is unsecured and interest-free. As of June 30, 2011, the Partnership had not borrowed under the facility.

Purchase options

Under the Omnibus Agreement signed on April 13, 2011, the Partnership has the right to purchase the vessels, the Golar Freeze and the Khannur from Golar. The Partnership has the option to acquire the Golar Freeze within 24 months of the IPO date and the option to purchase the Khannur upon completion of its FSRU retrofitting and the acceptance by its charterer, and in each case upon reaching an agreement with Golar regarding the vessels’ purchase prices. As of June 30, 2011, these options had not been exercised.

Indemnifications and guarantees

Tax lease indemnifications

Under the Omnibus Agreement, Golar has agreed to indemnify the Partnership in the event of any liabilities in excess of scheduled or final settlement amounts arising from certain historic and existing U.K. leasing arrangements and the termination thereof.

Security interest in earnings

In connection with a credit facility for a subsidiary of Golar, a subsidiary of Golar entered into a security assignment with respect to the Golar Winter, pursuant to which the lenders under the credit facility were granted a security interest in a portion of the income generated under the Golar Winter time charter. In the event of default by the borrowers of their obligations under the credit facility, the lenders could divert payments from the Golar Winter time charter to fund debt repayments under the credit facility. Golar has guaranteed the obligations of the borrowers under the credit facility. Pursuant to the Omnibus Agreement, Golar agreed to indemnify the Partnership (including reimbursement for related expenses) in the event that the lenders divert payments from the Golar Winter time charter to fund debt repayments under the credit facility.

Environmental and other indemnifications

Under the Omnibus Agreement, Golar has agreed to indemnify the Partnership for a period of five years until April 13, 2016, against certain environmental and toxic tort liabilities with respect to the assets that Golar contributed or sold to the Partnership to the extent arising prior to the time they were contributed or sold. However, claims are subject to a minimum excess of $0.5 million and an aggregate cap of $5 million.

In addition, pursuant to the Omnibus Agreement, Golar agreed to indemnify the Partnership for any defects in title to the assets contributed or sold to the Partnership and any failure to obtain, prior to April 13, 2011, certain consents and permits necessary to conduct the Partnership’s business, which liabilities arise within three years after the closing of the IPO on April 13, 2011.

9.                                      OTHER COMMITMENTS AND CONTINGENCIES

The following table sets forth the book value of the Partnership’s vessels secured against long term loans and capital leases.

Assets Pledged

(in thousands)	At June 30, 2011	At December 31, 2010
Book value of vessels secured against long-term loans and capital leases	$702,453	$715,653

10.                               EARNINGS PER UNIT AND CASH DISTRIBUTIONS

The calculations of basic and diluted earnings per unit are presented below:

	Three months ended June 30		Six months ended June 30
(in thousands, except per unit data)	2011	2010	2011	2010
Net income attributable to:
Common unitholders	$8,904	$8,904	$18,678	$17,808
Subordinated unitholders	$3,956	$3,035	$12,881	$8,212
General Partner	$262	$244	$644	$531

Weighted average units outstanding (basic and diluted):
Common unitholders	23,127	23,127	23,127	23,127
Subordinated unitholders	15,949	15,949	15,949	15,949
General Partner	797	797	797	797

Earnings per unit (basic and diluted):
Common unitholders	$0.39	$0.39	$0.81	$0.77
Subordinated unitholders	$0.25	$0.19	$0.81	$0.51
General Partner	$0.33	$0.31	$0.81	$0.67

(1)                                 Earnings per unit have been calculated in accordance with the cash distribution guidelines set forth in the Partnership agreement.

As of June 30, 2011, of the Partnership’s total number of units outstanding, 35% were held by the public and the remaining units were held by Golar (including the General Partner’s 2% interest).

Earnings per unit is determined by dividing net income, after deducting the amount of net income allocated to the General Partner’s interest by the weighted-average number of units outstanding during the period. For the periods presented prior to April 13, 2011, such units are deemed equal to the common and subordinated units received by Golar.

The General Partner’s, common unitholders’ and subordinated unitholder’s interests in net income are calculated as if all net income was distributed according to the terms of the Partnership’s First Amended and Restated Agreement of Limited Partnership (the “Partnership Agreement”), regardless of whether those earnings would or could be distributed. The Partnership Agreement does not provide for the distribution of net income; rather, it provides for the distribution of available cash, which is a contractually defined term that generally means all cash on hand at the end of the quarter after establishment of cash reserves determined by the Partnership’s board of directors to provide for the proper conduct of the Partnership’s business including reserves for maintenance and replacement capital expenditure and anticipated credit needs. In addition, the

General Partner is entitled to incentive distributions if the amount the Partnership distributes to unitholders with respect to any quarter exceeds specified target levels. Unlike available cash, net income is affected by non-cash items, such as depreciation and amortization, unrealized gains or losses on non-designated derivative instruments and foreign currency translation gains (losses).

Under the Partnership Agreement, during the subordination period, the common units will have the right to receive distributions of available cash from operating surplus in an amount equal to the minimum quarterly distribution of $0.3850 per unit per quarter, plus any arrearages in the payment of minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units.

The amount of the minimum quarterly distribution is $0.3850 per unit or $1.54 unit per unit on an annualized basis and is made in the following manner, during the subordination period:

•                  First, 98% to the common unitholders, pro rata, and 2% to the General Partner until each common unit has received a minimum quarterly distribution of $0.3850;

•                  Second, 98% to the common unitholders, pro rata, and 2% to the General Partner, until each common unit has received an amount equal to any arrearages in payment of the minimum quarterly distribution on the common units for prior quarters during the subordination period; and

•                  Third, 98% to the holders of subordinated units, pro rata, and 2% to the General Partner until each subordinated unit has received a minimum quarterly distribution of $0.3850.

In addition, the General Partner currently holds all of the incentive distribution rights in the Partnership.  Incentive distribution rights represent the right to receive an increasing percentage of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved.

If for any quarter:

•                  the Partnership has distributed available cash from operating surplus to the common and subordinated unitholders in an amount equal to the minimum quarterly distribution; and

•                  the Partnership has distributed available cash from operating surplus on outstanding common units in an amount necessary to eliminate any cumulative arrearages in payment of the minimum quarterly distribution;

then, the Partnership will distribute any additional available cash from operating surplus for that quarter among the unitholders and the General Partner in the following manner:

•                  first, 98.0% to all unitholders, pro rata, and 2.0% to the General Partner, until each unitholder receives a total of $0.4428 per unit for that quarter (the “first target distribution”);

•                  second, 85.0% to all unitholders, pro rata, 2.0% to the General Partner and 13.0% to the holders of the incentive distribution rights, pro rata, until each unitholder receives a total of $0.4813 per unit for that quarter (the “second target distribution”);

•                  third, 75.0% to all unitholders, pro rata, 2.0% to the General Partner and 23.0% to the holders of the incentive distribution rights, pro rata, until each unitholder receives a total of $0.5775 per unit for that quarter (the “third target distribution”); and

•                  thereafter, 50.0% to all unitholders, pro rata, 2.0% to the General Partner and 48.0% to the holders of the incentive distribution rights, pro rata.

In each case, the amount of the target distribution set forth above is exclusive of any distributions to common unitholders to eliminate any cumulative arrearages in payment of the minimum quarterly distribution. The percentage interests set forth above assume that the General Partner maintains its 2.0% general partner interest and that the Partnership does not issue additional classes of equity securities.

11.                               SUBSEQUENT EVENTS

On July 29, 2011, the Board of Directors of the Partnership declared its quarterly cash distribution of $0.3850 per unit (pro rated for the period from the closing of the IPO through June 30, 2011) in respect of the period ended June 30, 2011. This cash distribution, amounting to $13.3 million was paid on August 12, 2011.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Unless the context otherwise requires, references in this report to the “Predecessor,” the “Partnership,” “we,” “our,” “us” or like terms, when used in a historical context (periods prior to April 13, 2011), refer to our predecessor for accounting purposes. References when used in the present tense or prospectively (after April 13, 2011), refer to Golar LNG Partners LP and its subsidiaries, also referred to as the “Partnership” or “we.” Those statements in this section that are not historical in nature should be deemed forward-looking statements that are inherently uncertain. See “Important Information Regarding Forward-Looking Statements” on page 35 for a discussion of the factors that could cause actual results to differ materially from those projected in these statements.

This section should be read in conjunction with the interim financial statements presented in this report, as well as the historical condensed combined financial statements and notes thereto of Golar LNG Partners included in our prospectus dated April 7, 2011, as filed with the Securities and Exchange Commission (“SEC”) on April 8, 2011.

General

We were formed by Golar, a leading independent owner and operator of LNG carriers, to own and operate FSRUs and LNG carriers under long-term charters that generate long-term stable cash flows.  Our fleet currently consists of two FSRUs and two LNG carriers. We intend to make additional accretive acquisitions of FSRUs and LNG carriers with long-term charters from Golar and third parties in the future as market conditions permit.

Pursuant to our Omnibus Agreement with Golar we have the right to purchase the Golar Freeze, which is operating as a FSRU under a long-term charter with Dubai Supply Authority (“DUSUP”), at any time within the 24 months following the closing of our IPO in April 2011.  In addition, we have the right to purchase the Khannur, following the completion of its FSRU retrofitting and acceptance by its charterer, which is expected to occur in the first quarter of 2012 and commencement of its long-term charter with Nusantara Regas.

Our Initial Public Offering

In April 2011, we completed the IPO of our common units. In connection with our IPO, we issued to Golar 23,127,254 common units and 15,949,831 subordinated units. Our general partner also received 797,492 general partner units, representing a 2.0% general partner interest in us, and 81% of our incentive distribution rights. We issued the remaining 19% of our incentive distribution rights to Golar Energy. In the IPO, Golar sold 13,800,000 common units to the public at a price of $22.50 per common unit.

Recent Developments

On July 29, 2011, the Board of Directors of the Partnership declared a quarterly cash distribution of $0.3850 per unit (pro rated for the period from the closing of the IPO through June 30, 2011) in respect of the period ended June 30, 2011. This cash distribution amounting to $13.3 million was paid on August 12, 2011.

Results of Operations

Three Month Period Ended June 30, 2011 Compared with the Three Month Period Ended June 30, 2010

The following table presents details of our consolidated and combined revenues and expense information for the three month periods ended June 30, 2011 compared to 2010:

	Three Months Ended June 30,			%
(in thousands of $, except TCE)	2011	2010	Change	Change

Operating revenue	$39,518	$38,029	$1,489	4%
Vessel operating expenses	6,858	5,789	1,069	18%
Voyage expenses	115	38	77	203%
Administrative expenses	807	1,184	(377)	(32)%
Depreciation and amortization	6,349	5,974	375	6%
Interest income	280	704	(424)	(60)%
Interest expense	(3,026)	(3,598)	(572)	(16)%
Other financial items	(6,616)	(7,179)	(563)	(8)%
Taxes	(399)	(298)	(101)	34%
Net income	15,628	14,673	955	7%
Non-controlling interest	(2,506)	(2,490)	(16)	1%

TCE (1)	108,250	104,370	3,880	4%

(1)         TCE is a non-GAAP financial measure. See “Non-GAAP measures” for a discussion of TCE.

Operating revenues: Total operating revenues increased by $1.5 million to $39.5 million for the three months ended June 30, 2011 compared to $38.0 million for the same period in 2010. This is principally due to the increased hire rates under the Petrobras charters (in accordance with its bi-annual review to reflect inflation increases) with respect to our two FSRU vessels; the Golar Winter and the Golar Spirit, effective from April 2011. Accordingly, this resulted in higher average daily time charter equivalent rates, or TCEs, for the first quarter of 2011 of $108,250 compared to $104,370 for the same period in 2010.

Voyage expenses: Voyage expenses remain minimal and consistent with the prior period as a result of vessels being onhire under time charters for both periods.

Vessel operating expenses: The increase of $1.1 million in vessel operating expenses to $6.9 million for the second quarter of 2011 as compared to 2010 is primarily due to higher crew costs which for the most part is due to the effect on our Brazilian Real-denominated and Euro-denominated crew costs from an appreciation of the Brazilian Real and Euro against the U.S. Dollar. In addition, within crew costs we incurred higher training costs for our Brazilian crew in respect of our FSRUs, the Golar Winter and Golar Spirit.

Administrative expenses: Administrative expenses have decreased by $0.4 million to $0.8 million for the three months ended June 30, 2011 compared to $1.2 million for the same period in 2010. For the three months ended June 30, 2010, these expenses were carved out from the administrative expenses of Golar (including an allocation for stock-based compensation costs) and a portion allocated to us based on the size of our fleet. Pursuant to the management and administrative services agreement entered into with Golar Management on March 30, 2011, under which Golar Management provides certain management and administrative services to us and is reimbursed for costs and expenses incurred in connection with these services on a cost plus 5% recharge basis, we incurred $0.5 million of these expenses in the three months ended June 30, 2011.

Depreciation and Amortization: Depreciation and amortization remain consistent over both periods as a result of the FSRU vessels having completed their FSRU conversions and being operational throughout both periods and thereby incurring depreciation and amortization expense on the conversion costs.

Interest income: Interest income decreased by $0.4 million to $0.3 million for the three months ended June 30, 2011 compared to $0.7 million for the three months ended June 30, 2010. This is due to the decline in lease deposit interest income, resulting principally from the release of the lease security deposit in connection with the settlement of the Golar Spirit lease obligation at the end of 2010. Consequently there is no comparable Letter of Credit (“LC”) deposit interest earned during the three months ended June 30, 2011. In addition a portion of the decrease can be attributed to the decline in interest rates.

Interest expense: Interest expense decreased by $0.6 million to $3.0 million for the three months ended June 30, 2011 compared to $3.6 million for the three months ended June 30, 2010. This can largely be explained by the settlement of the Golar Spirit lease obligation at the end of 2010. A portion of the decrease can also be attributed to the effect of the decrease in interest rates.

Other financial items: Other financial items show a loss of $6.6 million and $7.2 million for the three months ended June 30, 2011 and 2010, respectively. This results principally from:

Net realized and unrealized gains (losses) on interest rate swap agreements: Net realized and unrealized gains (losses) on interest rate swaps increased to a loss of $5.8 million for the three months ended June 30, 2011, from a loss of $5.6 million for the same period in 2010, as set forth in the table below:

	Three months ended June 30			%
(in thousands of $)	2011	2010	Change	Change

Unrealized (mark-to-market) losses	$(4,617)	$(4,067)	$550	14%
Realized (losses) —interest rate settlements	(1,189)	(1,562)	(373)	(24)%
	(5,806)	(5,629)	177	3%

In April 2011, we entered into new interest rate swap agreements with a notional value of $138.0 million, which accounted for $4.0 million of the loss in the three months ended June 30, 2011. However, we hedge account for certain of our interest rate swaps. Accordingly, a further $0.5 million and $1.1 million loss which would have otherwise been recognized in earnings in the three months ended June 30, 2011 and 2010, respectively has been accounted for as a change in other comprehensive income.

Included within the $5.7 million loss for the three months ended June 30, 2010 is an amount of $3.0 million representing amounts carved out from Golar and allocated to us on the basis of our proportion of Golar’s debt.

Net foreign exchange gains and loss on retranslation of lease related balances including the Golar Winter lease currency swap mark-to-market gain and losses: Foreign exchange gains and losses arise as a result of the retranslation of our capital lease obligations, the cash deposits securing these obligations and the movement in the fair value of the currency swap used to hedge the Golar Winter lease. We incurred an unrealized net foreign exchange loss of $0.5 million and $1.3 million for the three months ended June 30, 2011 and 2010, respectively. The higher net foreign exchange loss for the three months ended June 30, 2010 is principally due to the difference between the retranslation of the Golar Winter lease and the fair value of the related currency swap.

Income taxes: Income taxes relate primarily to the taxation of our U.K. based vessel operating companies and our Brazilian subsidiary established in connection with our Petrobras long-term charters.

Net income: As a result of the foregoing, we earned net income of $15.6 million and $14.7 million for the three months ended June 30, 2011 and 2010, respectively.

Non-controlling interest: Non-controlling interest refers to the 40% interest in the Golar Mazo.

Six Month Period Ended June 30, 2011 Compared with the Six Month Period Ended June 30, 2010

	Six Months Ended June 30,			%
(in thousands of $, except TCE)	2011	2010	Change	Change

Operating revenue	$77,407	$75,835	$1,572	2%
Vessel operating expenses	13,427	11,627	1,800	15%
Voyage expenses	153	203	(50)	(25)%
Administrative expenses	2,318	2,280	38	2%
Depreciation and amortization	12,597	12,201	396	3%
Interest income	638	1,343	(705)	(52)%
Interest expense	(6,081)	(7,034)	(953)	(14)%
Other financial items	(5,615)	(12,002)	(6,387)	(53)%
Taxes	(766)	(603)	163	27%
Net income	37,088	31,228	5,860	19%
Non-controlling interest	(4,855)	(4,677)	178	4%

TCE (1)	106,704	104,464	2,240	2%

(1)              TCE is a non-GAAP financial measure. See “Non-GAAP measure” for a discussion of TCE.

Operating revenues: Total operating revenues increased by $1.6 million to $77.4 million for the six months ended June 30, 2011 compared to $75.8 million for the six months ended June 30, 2010. This is principally due to the increased hire rates under the Petrobras charters (in accordance with the bi-annual review to reflect inflation increases) with respect to our two FSRU vessels; the Golar Winter and the Golar Spirit, effective from April 2011. Accordingly, this resulted in higher average daily time charter equivalent rates, or TCEs, for the six months ended June 30, 2011 of $106,704 compared to $104,464 for the six months ended June 30, 2010.

Voyage expenses: Voyage expenses remain minimal and are consistent with the prior period as a result of vessels being onhire under long-term time charters.

Vessel operating expenses: The increase of $1.8 million in vessel operating expenses in the six months ended June 30, 2011 as compared to the six months ended June 30, 2010 is primarily due to higher crew costs which for the most part is due to the effect on our Brazilian Real-denominated and Euro-denominated crew costs from an appreciation of the Brazilian Real and Euro against the U.S. Dollar. In addition, within crew costs we incurred higher training costs for our Brazilian crew in respect of our FSRUs, the Golar Winter and Golar Spirit.

Administrative expenses: Administrative expenses for both six month periods ended June 30, 2011 and 2010 were $2.3 million. Included within these expenses for the six months period ended June 30, 2011 and 2010 is $1.4 million and $2.0 million, respectively, representing expenses that were carved out from the administrative expenses of Golar (including an allocation for stock-based compensation costs) and a portion allocated to us based on the size of our fleet. Pursuant to the management and administrative services agreement entered into with Golar Management on March 30, 2011, under which Golar Management provides certain management and administrative services to us and is reimbursed for reasonable costs and expenses incurred in connection with these services on a cost plus 5% recharge basis, we incurred $0.5 million of these expenses in the six months ended June 30, 2011.

Depreciation and Amortization: Depreciation and amortization remain consistent over both periods as a result of the FSRU vessels having completed their FSRU conversions and being operational throughout both periods and thereby incurring depreciation and amortization expense on the conversion costs.

Interest income: Interest income decreased by $0.7 million to $0.6 million for the six months ended June 30, 2011 compared to $1.3 million for the six months ended June 30, 2010. This is due to the decline in lease deposit interest income, resulting principally from the release of the lease security deposit in connection with the settlement of the Golar Spirit lease obligation at the end of 2010. Consequently there is no comparable LC deposit interest earned during the six months ended June 30, 2011. In addition a portion of the decrease can be attributed to the decline in interest rates.

Interest expense: Interest expense decreased by $1.0 million to $6.1 million for the six months ended June 30, 2011 compared to $7.1 million for the six months ended June 30, 2010. This can largely be explained by the settlement of the Golar Spirit lease obligation at the end of 2010. A portion of the decrease can also be attributed to the effect of the decrease in interest rates.

Other financial items: Other financial items show a loss of $5.6 million and $12.0 million for the six months ended June 30, 2011 and 2010, respectively. This results principally from:

Net realized and unrealized gains (losses) on interest rate swap agreements: Net realized and unrealized gains (losses) on interest rate swaps decreased to a loss of $4.9 million for the six months ended June 30, 2011, from a loss of $9.4 million for the same period in 2010, as set forth in the table below:

	Six months ended June 30			%
(in thousands of $)	2011	2010	Change	Change

Unrealized (mark-to-market) losses	$(2,627)	$(6,100)	$(3,473)	(57)%
Realized (losses) —interest rate settlements	(2,241)	(3,291)	(1,050)	(32)%
	(4,868)	(9,391)	(4,523)	(48)%

In April 2011, we entered into new interest rate swap agreements with a notional value of $138.0 million, which accounted for $4.0 million of the loss in the six months ended June 30, 2011. However, we hedge account for certain of our interest rate swaps. Accordingly, a further $0.5 million gain and $2.7 million loss which would have otherwise been recognized in earnings in the six months ended June 30, 2011 and 2010, respectively has been accounted for as a change in other comprehensive income.

Included in net realized and unrealized interest rate swap gains and losses for the six months ended June 30, 2011 and 2010 are net gains of $0.9 million and a loss of $5.0 million, respectively, representing amounts carved out from Golar and allocated to us on the basis of our proportion of Golar’s debt.

Net foreign exchange gains and loss on retranslation of lease related balances including Golar Winter lease currency swap mark-to-market gain and losses: Foreign exchange gains and losses arise as a result of the retranslation of our capital lease obligations, the cash deposits securing these obligations and the movement in the fair value of the currency swap used to hedge the Golar Winter lease. We incurred an unrealized net foreign exchange loss of $0.2 million and $2.0 million for the six months ended June 30, 2011 and 2010, respectively. The higher net foreign exchange loss for the six months ended June 30, 2010, is principally due to the difference between the retranslation of the Golar Winter lease and the fair value of the related currency swap.

Income taxes: Income taxes relate primarily to the taxation of our U.K. based vessel operating companies and our Brazilian subsidiary established in connection with our Petrobras long-term charters.

Net income: As a result of the foregoing, we earned net income of $37.1 million and $31.2 million for the six months ended June 30, 2011 and 2010, respectively.

Non-controlling interest: Non-controlling interest refers to the 40% interest in the Golar Mazo.

Liquidity and Capital Resources

Liquidity and Cash Needs

We operate in a capital-intensive industry, and we expect to finance the purchase of additional vessels and other capital expenditures through a combination of borrowings from, and leasing arrangements with, commercial banks, cash generated from operations and debt and equity financings. In addition to paying distributions, our other liquidity requirements relate to servicing our debt, funding investments (including the equity portion of investments in vessels), funding working capital and maintaining cash reserves against fluctuations in operating cash flows. The majority of our revenues from our time charters are received monthly in advance. Inventory requirements, consisting primarily of fuel, lubricating oil and spare parts, are low due to fuel costs, which represent the majority of these costs, being paid for by the charterer under time charters. Generally, our long term sources of funds will be cash from operations, long term bank borrowings and other debt and equity financings. Because we will distribute all of our available cash, we expect that we will rely upon external financing sources, including bank borrowings and the issuance of debt and equity securities, to fund acquisitions and other expansion capital expenditures.

Our funding and treasury activities are intended to maximize investment returns while maintaining appropriate liquidity. Cash and cash equivalents are held primarily in U.S. Dollars with some balances held in British Pounds. We have not made use of derivative instruments other than for interest rate and currency risk management purposes.

We estimate that we will spend in total approximately $25.8 million for drydocking and classification surveys for the Golar Spirit, the Golar Winter, the Golar Mazo and the Methane Princess during the five-year period following our IPO. In addition, if we exercise our option to buy the Golar Freeze, we estimate that we will spend approximately $5.0 million in 2015 for the scheduled drydocking and society classification survey for the Golar Freeze. As our fleet matures and expands, our drydocking expenses will likely increase. Ongoing costs for compliance with environmental regulations are primarily included as part of our drydocking and society classification survey costs or are a component of our operating expenses. We are not aware of any regulatory changes or environmental liabilities that we anticipate will have a material impact on our current or future operations.

As of June 30, 2011, our cash and cash equivalents including restricted cash and short-term investments was $60.7 million and we had access to undrawn borrowing facilities of $20.0 million representing our revolving credit facility with Golar, which is available until December 2014. Subsequent to the period end, in August 2011 we paid a cash distribution of $0.3850 per unit (prorated) for the period ended June 30, 2011, amounting to $13.3 million.

We believe our current resources, including our revolving credit facility with Golar, are sufficient to meet our working capital requirements for our current business for at least the next twelve months. As of June 30, 2011, our current liabilities exceeded current assets by $31.4 million. However, included within current liabilities are mark-to-market valuations of swap derivatives representing $41.7 million. We currently have no intention of terminating these swaps and hence realizing these liabilities.

Cash Flows

The following table summarizes our net cash flows from operating, investing and financing activities for the periods presented:

	Six months ended June 30,
(in thousands of $)	2011	2010

Net cash provided by operating activities	$49,776	$34,781
Net cash (used in) provided by investing activities	(499)	934
Net cash used in financing activities	(33,243)	(40,202)
Net increase (decrease) in cash and cash equivalents	16,034	(4,487)
Cash and cash equivalents at beginning of period	29,341	26,870
Cash and cash equivalents at end of period	45,375	22,383

In addition to our cash and cash equivalents noted above, as of June 30, 2011 we had short-term restricted cash and investments of $15.3 million that represents balances retained on restricted accounts in accordance with certain lease and loan requirements. These balances act as security for and over time are used to repay lease and loan obligations. As of June 30, 2011, our long-term restricted cash balances amounted to $146.9 million and represents security for our Methane Princess capital lease obligation. It will be released over time in connection with the repayment of our lease obligation.

Net cash provided by operating activities increased by $15.0 million to $49.8 million for the six months ended June 30, 2011 compared to $34.8 million for the six months ended June 30, 2010. The increase of $15.0 million can largely be explained by (i) the movement in amounts due to related parties which decreased by $7.1 million, to $0.7 million as of June 30, 2010 from $7.8 million at December 31, 2009. This was largely due to the net settlement of trading balances due to related parties during the six months ended June 30, 2010; and (ii) the higher allocated expenses (carve-out adjustments from Golar) of $6.9 million for the six months ended June 30, 2010, compared to only $0.5 million for the same period in 2011. These allocated expenses are accounted for as an equity contribution in the combined balance sheets. Accordingly, for the purpose of the combined statement of cashflows these allocated expenses are treated as an operating activities cash payment and the equity contribution is reflected as a financing activities cash receipt within the caption “owner’s funding”, such that the net cash effect is $nil.

Net cash used in investing activities is minimal for the periods shown and principally relates to the release and withdrawal of amounts from our deposits held as security for our capital lease obligations.

Net cash used in financing activities during the six months ended June 30, 2011 and 2010 of $33.2 million and $40.2 million, respectively, was primarily due to repayments of long term debt and repayments of owners’ equity. The decrease of $6.9 million in net cash used in financing activities can largely be explained by the reduction in repayments of owners’ funding to $14.0 million from $22.3 million for the six months ended June 30, 2010 and 2011, respectively.

Borrowing Activities

Long-Term Debt.  As of June 30, 2011 and December 31, 2010, our long-term debt consisted of the following:

	Period Ended
(in thousands of $)	June 30, 2011	December 31, 2010

Mazo facility	$50,866	$62,313
Golar LNG Partners credit facility	262,500	267,500
Total	313,366	329,813

Our outstanding debt of $313.4 million as of June 30, 2011, is repayable as follows:

Period ending December 31, (in thousands of $)

2011 (six months ended)	$16,934
2012	35,411
2013	35,521
2014	22,000
2015	22,000
2016 and thereafter	181,500
Total	$313,366

As of June 30, 2011 and December 31, 2010, the margins we pay under our loan agreements are above LIBOR at a fixed or floating rate ranging from 0.86% to 1.15%.

Mazo facility

In November 1997, Osprey, Golar’s predecessor, entered into a secured loan facility of $214.5 million in respect of the vessel, the Golar Mazo. This facility bears floating rate interest of LIBOR plus a margin. The loan is repayable in semi-annual installments, which increase from $5.0 million to $13.5 million over the term of the loan ending in June 2013, at which point the facility will be repaid in full. The debt agreement requires that certain cash balances, representing interest and principal payments for defined future periods, be held by the trust company during the period of the loan. As of June 30, 2011, $50.9 million was outstanding under the Mazo facility.

Golar LNG Partners Credit Facility

In September 2008, we entered into a revolving credit facility with a banking consortium to refinance existing loan facilities in respect of two of our vessels, the Methane Princess and the Golar Spirit (or the Golar LNG Partners credit facility). The loan is secured against the Golar Spirit and the assignment to the lending bank of a mortgage given to us by the lessors of the Methane Princess, with a second priority charge over the Golar Mazo.

The Golar LNG Partners credit facility accrues floating interest at a rate per annum equal to LIBOR plus a margin. The initial draw down amounted to $250 million in November 2008. The total amount outstanding at the time of the refinancing in respect of these two vessels’ refinanced facilities was $202.2 million. As of June 30, 2011, the Golar LNG Partners credit facility provided for available borrowings of up to $262.5 million, of which $262.5 million was outstanding. The total amount available for borrowing under such facility decreases by $2.5 million per quarter from June 30, 2009 through December 31, 2012 and by $5.5 million per quarter from March 31, 2013 through March 31, 2018, its maturity date. Accordingly, we have no ability to draw additional amounts under this facility. The loan has a term of ten years and is repayable in quarterly instalments commencing May 2009 with a final balloon payment of $137.5 million due in March 2018.

The Golar LNG Partners credit facility contains restrictive covenants that require the prior written consent of the lenders or otherwise restrict our ability to, among other things:

•                  merge or consolidate with any other person;

•                  make capital expenditures other than capital expenditures on the Methane Princess or the Golar Spirit to meet the requirements of a charterer that do not exceed $10 million in any 12-month period if an event of default is occurring;

•                  pay distributions to our unitholders if such distributions would result in an event of default or if an event of default is occurring;

•                  terminate or materially amend the Methane Princess or the Golar Spirit charters or release the charterers from any obligations under those charters;

•                  cancel or materially amend any of the vessel management agreements relating to the Methane Princess or the Golar Spirit;

•                  enter into any other line of business other than the ownership, operation and chartering of FSRUs or LNG carriers;

•                  make any acquisitions if an event of default has occurred and is continuing;

•                  make any loans or incur additional indebtedness or repay any indebtedness (other than borrowings under the credit facility) or enter into any swaps or other derivatives contracts;

•                  if an event of default is occurring, permit any of our indebtedness to be guaranteed by any person other than our subsidiaries;

•                  grant any liens or other encumbrances to secure any of our existing or future indebtedness;

•                  issue guarantees or indemnities or, if an event of default is occurring, otherwise become liable for the indebtedness or obligations of any other person;

•                  sell, transfer or otherwise dispose of our interest in the Golar Mazo or of a substantial portion of our other assets;

•                  make any material modification to the Methane Princess and the Golar Spirit that would diminish the value of either vessel;

•                  charter-in or hire any vessel from any other person;

•                  charter the Methane Princess or the Golar Spirit for a period in excess of 24 months or charter either vessel on terms other than on an arm’s-length basis;

•                  enter into, guarantee or otherwise become liable with respect to any sale-leaseback transactions;

•                  enter into any transactions with our affiliates, other than on an arm’s- length basis; and

•                  change the flag, class or registry of any of our vessels.

In addition, we are required under the credit facility to, among other things, comply with the ISM Code and the ISPS Code and with all international and local environmental laws and to maintain certain levels of insurance on the Methane Princess and the Golar Spirit and maintain the vessels’ class certifications with no material overdue recommendations.

The Golar LNG Partners credit facility prohibits us from paying distributions to our unitholders if we are not in compliance with certain financial covenants or upon the occurrence of an event of default. The financial covenants under the Golar LNG Partners credit facility require us to:

•                  maintain Free Liquid Assets (as defined in the credit facility) equal to or greater than the higher of $2.5 million per vessel or $10.0 million;

•                  maintain a Net Debt (as defined in the credit facility) to EBITDA (as defined in the credit facility) ratio of no greater than 6.50 to 1.00;

•                  maintain an EBITDA to debt service ratio equal to or greater than 1.15 to 1.00 on a consolidated basis at all times; and

•                  maintain a Consolidated Net Worth (as defined in the credit facility) equal to or greater than $45.0 million plus 80% of the equity contribution made to acquire the Golar Winter.

Events of default under the Golar LNG Partners credit facility include, among others, the following:

•                  failure to pay any principal, interest, fees, expenses or other amounts when due;

•                  default under any other provision of the credit facility, including our covenant to maintain certain levels of insurance coverage, or any provision of the related security documents;

•                  a material inaccuracy of any representation or warranty;

•                  default under other indebtedness in excess of $10.0 million;

•                  failure to comply with a legal judgment or order levied against us with respect to all or substantially all of our assets;

•                  bankruptcy or insolvency events;

•                  suspension or cessation of our business;

•                  seizure of all or a material amount of our assets or revenues under the authority of any government;

•                  invalidity, unlawfulness or repudiation of any of the related security documents;

•                  enforcement of any liens or other encumbrances covering our assets;

•                  arrest of the Methane Princess or the Golar Spirit that continues for more than 10 days;

•                  cancellation or termination of the registration or flag of the Methane Princess or the Golar Spirit;

•                  development of hostilities or civil war or unconstitutional seizure of power in the flag state of the Methane Princess or the Golar Spirit or in other countries in which we operate if the lenders determine such developments may have a material adverse effect on the security documents and we have not within 14 days of notice of such determination taken action to ensure that such developments will not have a material adverse effect;

•                  failure to comply with any environmental law or the occurrence of any incident giving rise to an environmental claim against us if the lenders determine such failure or occurrence could have a material adverse effect on our business or the security documents;

•                  failure to comply with the requirements of any protection and indemnity association;

•                  termination of any charter or management agreement related to the Methane Princess or the Golar Spirit;

•                  a change of control of our general partner, us or any of our subsidiaries or of any of the entities holding an interest in the Golar Mazo; and

•                  any event that a majority of the lenders believe is likely to have a material adverse effect on our ability to satisfy our obligations under or otherwise comply with the credit facility.

Revolving Credit Facility with Golar

At the closing of the IPO, we entered into a $20.0 million revolving credit facility with Golar LNG Limited, to be used to fund our working capital requirements. The facility will be for a term of four years, interest-free and unsecured. As of June 30, 2011, we had not borrowed under the facility. The Golar credit facility contains covenants that require us to, among other things:

•                  notify Golar LNG Limited of any event which constitutes or may constitute an event of default or which may adversely affect our ability to perform our obligations under the credit facility; and

•                  provide Golar LNG Limited with information in respect of our business and financial status as Golar LNG Limited may reasonably require including, but not limited to, copies of our unaudited quarterly financial statements and our audited annual financial statements.

Events of default under the Golar credit facility include, among others, the following:

•                  failure to pay any sum payable under the sponsor credit facility when due;

•                  breach of certain covenants and obligations of the sponsor credit facility;

•                  a material inaccuracy of any representation or warranty;

•                  default under other indebtedness in excess of $10.0 million or any security in respect thereof becomes enforceable;

•                  a lien, arrest, distress or similar event is levied upon or against any substantial part of our assets which is not discharged or disputed in good faith within 10 business days after we become aware of such event;

•                  a substantial part of our business or assets is destroyed, abandoned, seized, appropriated or forfeited for any reason;

•                  bankruptcy or insolvency events;

•                  suspension or cessation of our business;

•                  Golar GP LLC ceases to be our general partner; and

•                  an amendment to our limited partnership agreement that, in the reasonable opinion of the lender, is adverse to its interests in connection with the sponsor credit facility.

Capital Lease Obligations.  The following is a summary of our capital lease obligations. As of June 30, 2011, we are committed to make minimum rental payments under our two capital leases, as follows:

Year ending December 31, (in thousands of $)	Methane Princess Lease	Golar Winter Lease	Total

2011(six months ended)	$3,585	$5,161	$8,746
2012	7,445	10,326	17,771
2013	7,752	10,326	18,078
2014	8,049	10,326	18,375
2015	8,362	10,326	18,688
2016 and thereafter	267,655	170,385	438,040
Total minimum lease payments	302,848	216,850	519,698
Less: Imputed interest	(149,843)	(92,001)	(241,844)
Present value of minimum lease payments	153,005	124,849	277,854

Methane Princess Lease.  In August 2003, Golar entered into a finance lease arrangement with the U.K. Lessor. The obligation to the U.K. Lessor is primarily secured by a letter of credit, which is itself secured by a cash deposit which since June 2008 is now placed with the U.K. Lessor. Lease rentals are payable quarterly. At the end of each quarter the required value of the letter of credit to secure the present value of rentals due under the lease is recalculated taking into account the rental payment due at the end of the quarter. The surplus funds in the cash deposits securing the LC, released as a result of the reduction in the required letter of credit amount are available to pay the lease rentals due at the end of the same quarter. Deficits, if any, are financed by working capital.

The lease liability under the Methane Princess lease continues to increase until 2014 and thereafter decreases over the period to 2034 being the primary term of the lease. The value of the deposit used to obtain a letter of credit to secure the lease obligation as of June 30, 2011, was $152.2 million.

Golar Winter Lease.  In April 2004, Golar signed a lease agreement in respect of the Golar Winter, to which we refer to as the Golar Winter lease, with another U.K. bank (or the Winter Lessor) for a primary period of 28 years. Under the agreement, Golar received an amount of $166 million. The obligations to the Winter Lessor under the lease were secured by (inter alia) a letter of credit provided by another U.K. bank (or the LC Bank). During 2008 and 2009, an aggregate amount of $52.3 million was released from this deposit in consideration of the additional security afforded to the Winter Lessor by the entry of the Golar Winter into a long-term time charter with Petrobras. As of June 30, 2011, the value of the deposit used to secure obtain a LC to secure the Golar Winter lease obligation was $nil.

The Golar Winter lease is denominated in GBP while its cash deposit is denominated in USD. In order to hedge the currency risk arising from the GBP lease rental obligation, we have entered into a 28 year currency swap, to swap all lease rental payments into U.S. Dollars at a fixed GBP/USD exchange rate (i.e., we receive GBP and pay U.S. Dollars).

For all our leases, lease rentals include an interest element that is accrued at a rate based upon GBP LIBOR. In relation to the Golar Winter lease, we have converted our GBP LIBOR interest obligation to USD LIBOR by entering into the cross currency swap referred to above. We receive interest income on our restricted cash deposits at a rate based upon GBP LIBOR for the Golar Winter lease and the Methane Princess lease. All of our leases are therefore denominated in GBPs. The majority of this GBP capital lease obligation is hedged by GBP cash deposits securing the lease obligations, in the case of the Golar Winter lease, or by a currency swap. This is not however a perfect hedge and so the movement in the currency exchange rate between the U.S. Dollar and the GBP will affect our results.

In the event of any adverse tax changes to legislation affecting the tax treatment of the leases for the U.K. vessel lessors or a successful challenge by the U.K. Revenue authorities to the tax assumptions on which the transactions were based, or in the event that we terminate any of our U.K. tax leases before their expiration, we would be required to return all or a portion of, or in certain circumstances significantly more than, the upfront cash benefits that we have received or that have accrued over time, together with the fees that were financed in connection with our lease financing transactions, post additional security or make additional payments to our lessors which would increase the obligations noted above. Golar LNG Limited has agreed to indemnify us against any of these increased costs other than costs related to the Golar Winter lease. We did not receive any up front cash benefit in respect of the Golar Winter lease, but rather the benefits accrue over the term of the lease in the form of less expensive financing.

Debt and Lease Restrictions

Our existing financing agreements (debt and leases) impose operating and financing restrictions on us and our subsidiaries, which may significantly limit or prohibit, among other things, our ability to:

•                  incur additional indebtedness;

•                  create liens;

•                  sell shares of subsidiaries;

•                  make certain investments;

•                  engage in mergers and acquisitions;

•                  purchase and sell vessels;

•                  transfer funds from subsidiary companies to us;

•                  enter into, amend or cancel time or consecutive voyage charters; or

•                  pay distributions to our unitholders without the consent of our lenders and lessors.

In addition, our lenders and lessors may accelerate the maturity of indebtedness under our financing agreements and foreclose upon the collateral securing the indebtedness upon the occurrence of certain events of default, including our failure to comply with any of the covenants contained in our financing agreements. Various debt and lease agreements contain covenants that require compliance with certain financial ratios. Such ratios include equity ratios, working capital ratios and earnings to net debt ratio covenants, debt service coverage ratios, minimum net worth covenants, minimum value clauses and minimum cash and cash equivalent restrictions in respect of our subsidiaries and us. The lease with respect to the Golar Winter contains a minimum value clause that is applicable only if the Golar Winter is not chartered under a time charter acceptable to the lessor for this purpose, such as the current time charter. The Golar Winter lease generally provides that, in the event that the Golar Winter charter is terminated and is not replaced with a similar charter, the amount of any obligations outstanding under the Golar Winter lease shall be equal to or less than 80% of the value of the vessel at the time of any such charter termination. In the event that the minimum value clause becomes applicable and is not satisfied, the lessee shall either procure a letter of credit in an amount sufficient to cover any deficiency between the amount that is equal to 80% of the value of the vessel at the time of any such charter termination and the amount of any obligations outstanding under the Golar Winter lease or, if the lessor agrees, provide alternative additional security to the lessor. With respect to minimum levels of cash and cash equivalents, we have covenanted to maintain at least $10 million of cash and cash equivalents.

As of June 30, 2011, we were in compliance with all covenants of our various debt and lease agreements.

In addition to mortgage security, some of our debt is also collateralized through pledges of shares by our guarantor subsidiaries.

Derivatives

We use financial instruments to reduce the risk associated with fluctuations in interest rates and foreign currency exchange rates. We have a portfolio of interest rate swaps that exchange or swap floating rate interest to fixed rates, which from a financial perspective, hedges our obligations to make payments based on floating interest rates. As of June 30, 2011, our interest rate swap agreements effectively fixed our net floating interest rate exposure on $316.3 million of floating rate debt, leaving $112.8 million exposed to a floating rate of interest. Our swap agreements have expiration dates between 2013 and 2015 and have fixed rates of between 2.47% and 5.04%. In July 2011, we entered into additional interest rate swap agreements, which fix an additional $50 million of the floating rate debt at an average fixed rate of 2.43%, with an expiration date of December 2015.

As noted above, we have entered into a currency swap to hedge an exposure to GBPs in respect of the Golar Winter lease.

We enter into foreign currency forward contracts in order to manage our exposure to the risk of movements in foreign currency exchange rate fluctuations. We also receive some of the revenue in respect of the Golar Spirit and Golar Winter charters in Brazilian Reais. We are affected by foreign currency fluctuations primarily through our FSRU projects, expenditures in respect of our ships drydocking, some operating expenses including the effect of paying the majority of our seafaring officers in Brazilian Reais and Euros and some of our administrative costs. The currencies which impact us the most include, but are not limited to, Euro, Norwegian Kroner, Singapore Dollars and, to a lesser extent, British Pounds.

Capital Commitments

Possible Acquisitions of Other Vessels

Although we do not currently have in place any agreements relating to acquisitions of other vessels (other than our options to purchase the Golar Freeze and the Khannur upon under the Omnibus Agreement), we assess potential acquisition opportunities on a regular basis. Under our Omnibus Agreement with Golar, we will have the opportunity to purchase additional LNG carriers and FSRUs from Golar when those vessels are fixed under charters of five or more years upon their expiration of their current charters. Subject to the terms of our loan agreements, we could elect to fund any future acquisitions with equity or debt or cash on hand or a combination of these forms of consideration. Any debt incurred for this purpose could make us more leveraged and subject us to additional operational or financial covenants.

Critical Accounting Policies

The preparation of our consolidated and combined interim financial statements are in accordance with U.S. GAAP requires that management make estimates and assumptions affecting the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. For a description of our material accounting policies that involve a higher degree of judgement, please read the section entitled — “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies” included in our Prospectus dated April 7, 2011 filed with the SEC.

Contractual Obligations

The following table sets forth our contractual obligations for the periods indicated as of June 30, 2011 (in millions):

(in millions of $)	Total Obligation	Due in the remainder of 2011	Due in 2012-2013	Due in 2014-2015	Due Thereafter

Long-term debt (1)	$313.4	$17.0	$70.9	$44.0	$181.5
Interest commitments on long-term debt (2)	53.4	6.2	19.8	15.1	12.3
Capital lease obligations	277.9	1.2	6.1	8.2	262.4
Interest commitments on capital lease obligations (2)(3)	241.8	7.5	29.8	28.9	175.6
Other long-term liabilities (4)	—	—	—	—	—
Total	$886.5	$31.9	$126.6	$96.2	$631.8

(1)                                  As of June 30, 2011, taking into account the hedging effect of our interest rate swaps, $112.8 million of our long-term debt and capital lease obligations, net of restricted cash deposits, was floating rate debt which accrued interest based on U.S. Dollar (USD) LIBOR.

(2)                                  Our interest commitment on our long-term debt is calculated based on an assumed average USD LIBOR of 2.69% as of June 30, 2011 and taking into account our various margin rates and interest rate swaps associated with each debt. Our interest commitment on our capital lease obligations is calculated on an assumed average GBP LIBOR of 5.0%.

(3)                                  In the event of any adverse tax rate changes or rulings our lease obligations could increase significantly. However, Golar has agreed to indemnify us against any such increase (other than any increase related to the Golar Winter lease).

(4)                                  Our consolidated balance sheet as of June 30, 2011 includes $19.5 million classified as “Other long-term liabilities” which represents deferred credits. These liabilities have been excluded from the above table as the timing and/or the amount of any cash payment is uncertain.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to various market risks, including interest rate and foreign currency exchange risks. We enter into a variety of derivative instruments and contracts to maintain the desired level of exposure arising from these risks.

Our policy is to hedge our exposure to risks, where possible, within boundaries deemed appropriate by management.

A discussion of our accounting policies for derivative financial instruments and further information on our exposure to market risk are included in Note 2 and Note 23, respectively, to our combined financial statements for the year ended December 31, 2010 as contained in our Prospectus dated April 7, 2011 filed with the SEC.

The following analyses provide quantitative information regarding our exposure to foreign currency exchange rate risk and interest rate risk. There are certain shortcomings inherent in the sensitivity analyses presented, primarily due to the assumption that exchange rates change in a parallel fashion and that interest rates change instantaneously.

Interest rate risk.  A significant portion of our long-term debt and capital lease obligations is subject to adverse movements in interest rates. Our interest rate risk management policy permits economic hedge relationships in order to reduce the risk associated with adverse fluctuations in interest rates. We use interest rate swaps and fixed rate debt to manage the exposure to adverse movements in interest rates. Interest rate swaps are used to convert floating rate debt obligations to a fixed rate in order to achieve an overall desired position of fixed and floating rate debt. Credit exposures are monitored on a counterparty basis, with all new transactions subject to senior management approval.

As of June 30, 2011, the notional amount of the interest rate swaps outstanding in respect of our debt and capital lease obligation, net of restricted cash was $316.3 million. The principal of the loans and capital lease obligations outstanding, net of restricted cash as of June 30, 2011, was $429.1 million. Based on our floating rate debt and net capital lease obligations outstanding of $112.8 million as of June 30, 2011, a 1% increase in the floating interest rate would increase interest expense by $1.45 million per annum. For disclosure of the fair value of the derivatives and debt obligations outstanding as of June 30, 2011, please read Note 7 to the condensed consolidated and combined carve-out interim financial statements for the period ended June 30, 2011.

Foreign currency risk.  A substantial amount of our transactions, assets and liabilities are denominated in currencies other than U.S. Dollars, such as GBPs, in relation to the administrative expenses we will be charged by Golar Management in the U.K. and operating expenses incurred in a variety of foreign currencies and Brazilian Reais in respect of our Brazilian subsidiary which receives income and pays expenses in Brazilian Reais. Based on our GBP expenses for the six months ended June 30, 2011, a 10% depreciation of the U.S. Dollar against GBP would have increased our expenses by approximately $0.4 million for the six months ended June 30, 2011. Based on our Brazilian Real expenses for the six months ended June 30, 2011, a 10% depreciation of the U.S. Dollar against the Brazilian Real would have increased our net revenue and expenses for the six months ended June 30, 2011 by approximately $0.4 million.

We are exposed to some extent in respect of the lease transaction entered into with respect to the Methane Princess, which is denominated in British Pounds, although it is hedged by the British Pound cash deposit that secures the obligations under the lease. We use cash from the deposits to make payments in respect of the lease transaction entered into with respect to the Methane Princess. Gains or losses that we incur are unrealized unless we choose or are required to withdraw monies from or pay additional monies into the deposit securing this obligation. Among other things, movements in interest rates give rise to a requirement for us to adjust the amount of the British Pound cash deposit. Based on this lease obligation and the related cash deposit as of June 30, 2011, a 10% appreciation in the U.S. Dollar against British Pounds would give rise to a net foreign exchange loss of approximately $0.1 million.

In respect of the Golar Winter lease, the obligation is denominated in GBP. As of June 30, 2011, the cash deposit securing the lease obligation is $nil. We are therefore exposed to the currency movements on the lease obligation of $124.8 million as of June 30, 2011. In order to hedge this exposure we entered into a currency swap with a bank, which is also our lessor, to exchange our GBP payment obligations into U.S. Dollar payment obligations. We could be exposed to a currency fluctuation risk if we terminate this lease.

The base currency of the majority of our seafaring officers’ remuneration was the Euro or Brazilian Real. Based on the crew costs for the six months ended June 30, 2011, a 10% depreciation of the U.S. Dollar against the Euro and the Brazilian Real would have increased our crew cost by approximately $1.1 million for the six months ended June 30, 2011.

NON-GAAP measure

Time Charter Equivalent

The average time charter equivalent, or TCE, rate of our fleet is a measure of the average daily revenue performance of a vessel.  For time charters, this is calculated by dividing total operating revenues, less any voyage expenses, by the number of calendar days minus days for scheduled off-hire.  Under a time charter, the charterer pays substantially all of the vessel voyage related expenses.  However, we may incur voyage related expenses when positioning or repositioning vessels before or after the period of a time charter, during periods of commercial waiting time or while off-hire during drydocking.  TCE rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in an entity’s performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods.  We include average daily TCE, a non-GAAP measure, as we believe it provides additional meaningful information in conjunction with total operating revenues, the most directly comparable GAAP measure, because it assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance.  Our calculation of TCE may not be comparable to that reported by other entities. The following table reconciles our total operating revenues to average daily TCE.

(in thousands of $, except number of days and	Three months ended June 30,		Six months ended June 30,
average daily TCE)	2011	2010	2011	2010

Total operating revenues	$39,518	$38,029	$77,407	$75,835
Voyage expenses	(115)	(38)	(153)	(203)
	39,403	37,991	77,254	75,632
Calendar days less scheduled off-hire days	364	364	724	724
Average daily TCE (to the closest $100)	108,250	104,370	106,704	104,464

IMPORTANT INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This Report on Form 6-K for the periods ended June 30, 2011 contains certain forward-looking statements concerning future events and our operations, performance and financial condition.  Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe”, “anticipate”, “expect”, “estimate”, “project”, “will be”, “will continue”, “will likely result”, “plan”, “intend” or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to:

•                  statements about FSRU and LNG market trends, including charter rates, factors affecting supply and demand, and opportunities for the profitable operations of FSRUs and LNG carriers;

•                  statements about our and Golar’s ability to retrofit vessels as FSRUs and the timing of the delivery and acceptance of any such retrofitted vessels;

•                  our anticipated growth strategies;

•                  the effect of the worldwide economic slowdown;

•                  turmoil in the global financial markets;

•                  fluctuations in currencies and interest rates;

•                  general market conditions, including fluctuations in charter hire rates and vessel values;

•                  changes in our operating expenses, including drydocking and insurance costs and bunker prices;

•                  forecasts of our ability to make cash distributions on the units and the amount of any borrowings that may be necessary to make such distributions;

•                  our future financial condition or results of operations and our future revenues and expenses;

•                  the repayment of debt and settling of interest rate swaps;

•                  our ability to make additional borrowings and to access debt and equity markets;

•                  planned capital expenditures and availability of capital resources to fund capital expenditures;

•                  the exercise of purchase options by our charterers;

•                  our ability to maintain long-term relationships with major LNG traders;

•                  our ability to purchase vessels from Golar in the future;

•                  our continued ability to enter into long-term time charters, including charters for floating storage and regasification projects;

•                  our ability to maximize the use of our vessels, including the re-deployment or disposition of vessels no longer under long-term time charter;

•                  timely purchases and deliveries of newbuilding vessels;

•                  future purchase prices of newbuildings and secondhand vessels;

•                  our ability to compete successfully for future chartering and newbuilding opportunities;

•                  acceptance of a vessel by its charterer;

•                  termination dates and extensions of charters;

•                  the expected cost of, and our ability to comply with, governmental regulations, maritime self-regulatory organization standards, as well as standard regulations imposed by our charterers applicable to our business;

•                  availability of skilled labor, vessel crews and management;

•                  our anticipated incremental general and administrative expenses as a publicly traded limited partnership and our fees and expenses payable under the fleet management agreements and the management and administrative services agreement;

•                  the anticipated taxation of our partnership and distributions to our unitholders;

•                  estimated future maintenance and replacement capital expenditures;

•                  our ability to retain key employees;

•                  customers’ increasing emphasis on environmental and safety concerns;

•                  potential liability from any pending or future litigation;

•                  potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;

•                  future sales of our common units in the public market;

•                  our business strategy and other plans and objectives for future operations; and

•                  other factors listed from time to time in the reports and other documents that we file with the Securities and Exchange Commission.

All forward-looking statements included in this Report on Form 6-K are made only as of the date of this Report on Form 6-K.  New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. We do not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLAR LNG PARTNERS LP

Date: August 25, 2011	By:	/s/Graham Robjohns

	Name:	Graham Robjohns

	Title:	Chief Executive Officer (Principal Executive Officer)